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DAVID S. STONE (312) 269-8411	FAX: (312) 269-1747 DSTONE@NGELAW.COM
July 27, 2005
VIA EDGAR
Ms. Regina Balderas
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549

RE:	Glamis Gold Ltd.
Form 40-F for Fiscal Year ended December 31, 2004
Filed March 24, 2005
File No. 1-11648
Dear Ms. Balderas:
     Per our telephone conversation yesterday, the purpose of this letter is to confirm the receipt by Glamis Gold Ltd. (the “Company”) of the letter dated July 12, 2005 from Jill S. Davis, Branch Chief (the “Comment Letter”), and the Company’s intention to file its response. As we discussed, the Company has a regularly scheduled meeting of its Audit Committee on Wednesday, August 3, 2005. In light of the Company’s corporate governance best practices, it intends to provide the Company’s Audit Committee with a report and the opportunity to discuss the Comment Letter and the Company’s response prior to filing the response. Accordingly, the Company intends to file its response to the Comment Letter following such meeting.
     If you have any questions or comments, please do not hesitate to contact me.

Very truly yours,
/s/ David S. Stone
David S. Stone

DSS:ASO

cc:	Cheryl S. Maher
Charles A. Jeannes
KPMG LLP